UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

CONCREIT SERIES LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware (State or other jurisdiction of incorporation or organization)	93-2238123 (I.R.S. Employer Identification No.)
1201 3rd Ave Ste 2200 Seattle, WA 98101 (Full mailing address of principal executive offices)

(206) 350-7570 (Issuer’s telephone number, including area code)

Concreit Series 7260 Scotlyn Way White House TN membership interest

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties. Investors should not place undue reliance on these statements, as actual results may differ materially from those expressed or implied. Forward-looking statements are typically identified by words such as “anticipated,” “projected,” “forecasted,” “estimated,” “prospective,” “believes,” “expects,” “plans,” “intends,” “should,” “can,” “could,” “might,” “potential,” “continue,” “may,” and “will.”

These statements speak only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

All capitalized terms used herein and not otherwise defined on this Form 1-SA will have the meanings set forth in the Offering Circular (defined below).

Overview of Financial Condition

Concreit Series LLC was formed June 7, 2023 in Delaware as a Delaware Series Limited Liability Company, and together with all its series (collectively, “Concreit”) is located at 1201 3rd Ave., Suite 2200, Seattle, Washington 98101. Concreit is organized as a series limited liability company and intends to conduct a Series Offering of membership interests to acquire, manage, value-add, develop, construct, lease, and/or sell real properties located throughout the United States. Concreit will be managed by Concreit Inc., “the Manager”, a Delaware corporation.

Concreit is organized as a series limited liability company and intends to conduct a series offering of membership interests in each applicable series. Each individual series will acquire a specific property prior to the offering. The series will offer and sell membership interests pursuant to a supplement to the Offering Circular.

The Company’s offering statement on Form 1-A was qualified by the Securities and Exchange Commission on November 5, 2024, and was most recently amended on May 6, 2025. Under the offering statement, the Company may offer membership interests in each Series at $10.00 per interest on a best-efforts, continuous basis, up to a maximum aggregate of $75,000,000 in any 12-month period under Tier 2 of Regulation A. As of June 30, 2026:

●	Series 7260 Scotlyn Way (The Belfort) closed its offering on June 1, 2024, issuing 42,170 membership interests for gross proceeds of $421,700.

●	Series 7280 Scotlyn Way (The Scotlyn) is open with a maximum offering of $418,600. As of June 30, 2026, no subscriptions had been accepted.

●	Series 9308 SW 20th Street (The Monarch) was qualified on August 12, 2025, with a maximum offering of $246,600. No interests had been issued as of June 30, 2026.

●	Series 933 Burlington Avenue and 904 Crimson Wolf Rd have not yet been included in an offering statement. The Company intends to offer interests in these Series under a future post-qualification amendment.

The Company may pause acceptance of subscriptions from time to time to process and settle subscriptions it has received. See Note 8 “Subsequent Events,” to the financial statements for offering activity after June 30, 2026.

Series Properties Held

This Semiannual Report only includes reporting on the financial condition and results of operations as of June 30, 2026 for the Series listed below.

Series Property Address	Series Property Name
7260 Scotlyn Way White House TN	The Belfort
7280 Scotlyn Way White House TN	The Scotlyn
9308 S.W. 20th Street Oklahoma City, OK	The Monarch
933 Burlington Avenue Fort Worth, TX	933 Burlington
904 Crimson Wolf Rd Fort Worth, TX	904 Crimson

Offering Status by Series

The following table summarizes the status of each Series offering as of June 30, 2026. Each Series offering is conducted on a best-efforts basis at $10.00 per membership interest pursuant to the Offering Circular, as amended or supplemented.

Series	Status	Qualification Date	Offering Close Date	Maximum Offering	Interests Outstanding	Gross Proceeds
7260 Scotlyn Way (The Belfort)	Closed	12/22/2023	06/01/2024	$421,700	42,170	$421,700
7280 Scotlyn Way (The Scotlyn)	Open	11/05/2024	—	$418,600	—	—
9308 SW 20th Street (The Monarch)	Open	08/12/2025	—	$246,600	—	—
933 Burlington Avenue	Not yet offered	—	—	[TBD]	—	—
904 Crimson Wolf Rd	Not yet offered	—	—	[TBD]	—	—
Total					42,170	$421,700

Until a Series offering closes, the Manager funds the Series property through related-party financing, as described under “Liquidity and Capital Resources” and in Notes 4 and 6 to the financial statements.

Operational Highlights

The following highlights present key components of our results of operations for the six months ended June 30, 2026, compared with the six months ended June 30, 2025. The Series properties were acquired on different dates: The Belfort on June 25, 2024; The Scotlyn on January 1, 2025; The Monarch on February 19, 2025; and 933 Burlington Avenue and 904 Crimson Wolf Rd on June 20, 2025. As a result, the six months ended June 30, 2025 include only a partial period, or no period, of operations for several Series, and results for the two periods are not directly comparable.

Critical Accounting Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), which requires the Manager to make estimates and assumptions that affect reported amounts. The estimates below involve the most significant judgment. See Note 2 to the financial statements for our significant accounting policies.

Allocation of purchase price. When a Series acquires a property, the Manager allocates the total cost, including acquisition and closing costs, between land and building (and improvements, if any) based on county tax assessor ratios. Because land is not depreciated, this allocation affects depreciation expense and net income over the holding period.

Useful lives and depreciation. Buildings are depreciated on a straight-line basis over an estimated useful life of 27.5 years, and building improvements over 5 to 15 years, or the remaining useful life of the related building if shorter. A shorter useful life would increase depreciation expense and reduce net income, but would not affect cash available for distribution.

Impairment of real estate. The Manager reviews each Series property for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Such events include sustained vacancy, declining rents, operating losses, or adverse market or interest rate changes. If the undiscounted estimated cash flows from a property over its expected holding period, including estimated sale proceeds, are less than its carrying value, the property is written down to fair value. These estimates depend on assumptions about rents, occupancy, holding period and exit values, which the Manager believes are reasonable but are inherently uncertain. No impairment was recorded for the six months ended June 30, 2026 or the year ended December 31, 2025.

Going concern. The Manager evaluates whether conditions raise substantial doubt about the Series’ ability to continue as a going concern within one year after the financial statements are issued. This includes the maturity of the related-party bridge notes and the timing of Series offering proceeds. See “Liquidity and Capital Resources” and Note 1.

Revenues:

Revenues are generated at the Series level, earning income through monthly rental payments. The following table summarizes rental income for the six months ended June 30, 2026 and June 30, 2025.

Series	06/30/2026	06/30/2025
7260 Scotlyn Way	$15,150	$14,850
7280 Scotlyn Way	15,000	13,475
9308 SW 20th St.	10,350	690
933 Burlington Ave	6,922	—
904 Crimson Wolf Rd	9,769	—
Total	$57,191	$29,015

Rental income increased $28,176, from $29,015 for the six months ended June 30, 2025 to $57,191 for the six months ended June 30, 2026. The increase was primarily due to a full period of operations for all Series.

Expenses

Each Series pays its own operating expenses out of its rental income, whether or not its offering has closed. These expenses include real estate taxes, property insurance, homeowners association (HOA) fees, property management fees, legal and other professional fees, repairs and maintenance, and depreciation. When a Series’ cash is not enough to cover its expenses, the Manager may advance funds to the Series. These advances are recorded as amounts due to related parties and are repaid from the Series’ operating cash flow or from the proceeds of its offering. Expenses the Manager incurs to acquire a Series property and to prepare its offering are reimbursed from that Series’ gross offering proceeds when the offering closes, in accordance with the Allocation Policy.

The following table summarizes operating expenses by Series for the six months ended June 30, 2026 and June 30, 2025.

Operating Expenses
	June 30, 2026			June 30, 2025
Series	Operating expenses	Depreciation	Total expenses	Operating expenses	Depreciation	Total expenses
7260 Scotlyn Way	$6,470	$5,794	$12,264	$6,371	$5,482	$11,853
7280 Scotlyn Way	7,283	5,367	12,650	3,377	—	3,377
9308 SW 20th St.	1,793	3,126	4,919	6,160	—	6,160
933 Burlington Ave	4,630	4,104	8,734	—	—	—
904 Crimson Wolf Rd	6,570	3,222	9,792	—	—	—
	$26,746	$21,613	$48,359	$15,908	$5,482	$21,390

Total operating expenses increased $26,969, from $21,390 for the six months ended June 30, 2025 to $48,359 for the six months ended June 30, 2026. The increase was primarily due to a full period of operations for all Series.

By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy
Revenue	A Series Property may generate income derived from Periodic Cash Flow and/or Capital Transaction Proceeds	Allocable directly to the applicable Series Property
Acquisition Expenses	Appraisal and valuation fees (if incurred pre-closing)	Allocable directly to the applicable Series Property
	Pre-purchase inspection	Allocable directly to the applicable Series Property
	Closing costs	Allocable directly to the applicable Series Property
	Interest expense, if any, when an underlying Series Property is purchased by a Series through a loan prior to the Series Closing	Allocable directly to the applicable Series Property
Offering Expenses	Legal expenses related to the preparation of regulatory paperwork (Series Offering materials) for a Series	Not allocable; to be borne by the Manager
	Audit and accounting work related to the regulatory paperwork or a Series	Allocable directly to the applicable Series Property
	Compliance work including diligence related to the preparation of a Series	Not allocable; to be borne by the Manager
	Insurance of a Series Property as at time of acquisition	Allocable directly to the applicable Series Property
	Preparation of marketing materials	Not allocable; to be borne by the Manager
Operating Expenses	Property management fee	Allocable directly to the applicable Series Property
	Asset management fee	Allocable directly to the applicable Series Property
	Audit and accounting work related to the regulatory paperwork of a Series	Allocable directly to the applicable Series Property
	Security (e.g. surveillance and patrols)	Allocable directly to the applicable Series Property
	Insurance	Allocable directly to the applicable Series Property
	Maintenance	Allocable directly to the applicable Series Property
	Property marketing or lease concessions, including special offers and terms	Allocable directly to the applicable Series Property
	Property disposition fee	Allocable directly to the applicable Series Property
	Interest expense, if any, when a Series Property holds any type of term loan or line of credit	Allocable directly to the applicable Series Property
	Audit, accounting and bookkeeping related to the reporting requirements of a Series	Allocable directly to the applicable Series Property
Indemnification Payments	Indemnification payments under the Operating Agreement	Allocable directly to the applicable Series Property

Notwithstanding the foregoing, the Manager may revise and update the Allocation Policy from time to time, which updates shall be disclosed in the Series Offering Statement.

Liquidity and Capital Resources

Each Series funds its operations from the rental income of its property. Its principal liquidity needs are operating expenses, distributions (for Series that have closed their offerings), and repayment of the financing the Manager provided to buy the Series property. Until a Series closes its offering, the Manager finances the purchase of its property through a related-party bridge note or a non-interest-bearing advance. That financing is to be repaid from the net proceeds of the Series offering. For the six months ended June 30, 2026, the Series generated $32,231 of net cash from operating activities, and at June 30, 2026 they held cash and cash equivalents of $100,360.

As of June 30, 2026, four Series owed the Manager the following amounts to finance their properties:

Series	Type	Principal	Accrued Interest	Total	Interest Rate	Maturity
9308 SW 20th St. (The Monarch)	Bridge note	$218,706	$9,842	$228,548	4.5%	September 1, 2026 (1)
933 Burlington Ave	Bridge note	281,615	12,039	293,654	4.5%	December 20, 2026
904 Crimson Wolf Rd	Bridge note	255,254	5,743	260,997	4.5%	December 20, 2026
7280 Scotlyn Way (The Scotlyn)	Advance	374,702	—	374,702	Non-interest-bearing	No fixed repayment date
Total		$1,130,277	$27,624	$1,157,901

(1) Extended to September 1, 2027; see Note 8.

The bridge notes are secured by the respective Series properties and pay interest only, with all accrued interest due at maturity or repayment. As a result, the Series had current liabilities of $1,194,132 and current assets of $112,946 at June 30, 2026, a working capital deficit of $1,081,186. The Series’ cash and operating cash flow are not enough to repay these obligations at maturity. Repayment depends on proceeds from the Series offerings, extensions by the Manager, or third-party financing.

On September 1, 2026, the Manager agreed to extend the maturity of the Monarch bridge note to September 1, 2027 on otherwise unchanged terms (see Note 8, “Subsequent Events,” to the financial statements). The notes of 933 Burlington Ave and 904 Crimson Wolf Rd mature on December 20, 2026. The Manager intends to extend those maturities if the Series offerings have not closed by then. However, the Manager is not obligated to extend the notes or to provide additional financing, and there can be no assurance that offering proceeds or refinancing will be available in sufficient amounts or on acceptable terms. These conditions raise substantial doubt about the Series’ ability to continue as a going concern (see Note 1 to the financial statements).

Cash & Cash equivalent Balances

Cash is held at the Series level. The following table summarizes the cash and cash equivalents held by each series as of June 30, 2026 and December 31, 2025.

Series	06/30/2026	12/31/2025
7260 Scotlyn Way	$32,664	$31,264
7280 Scotlyn Way	35,080	25,985
9308 SW 20th St.	11,898	3,112
933 Burlington Ave	16,197	9,620
904 Crimson Wolf Rd	4,521	—
Total	$100,360	$69,981

Distributions

Each Series is intended to elect and qualify to be taxed as a REIT. To qualify, a Series generally must distribute to its members each year at least 90% of its REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gain, and it is subject to federal income tax on any taxable income it does not distribute. Distributions are declared at the sole discretion of the Manager, are generally paid quarterly from Periodic Cash Flow in the order of priority described in the Offering Circular, and are not guaranteed.

During the six months ended June 30, 2026, only Series 7260 Scotlyn Way (The Belfort) had closed its offering and had members eligible to receive distributions. The Belfort paid distributions as follows:

Period	Total Distributions	Per Interest	Paid From Operating Cash Flow
Six months ended June 30, 2026	$4,647	$0.110	Yes
Six months ended June 30, 2025	$10,331	$0.245	Yes
Cumulative since offering close (through June 30, 2026)	$47,600	$1.129	Yes

All distributions were funded from cash flow from operations: The Belfort generated $10,998 of net cash from operating activities in the six months ended June 30, 2026, and $51,808 cumulatively since acquisition, compared with cumulative distributions of $47,600. No distributions were funded from offering proceeds or borrowings.

Cumulative distributions of $47,600 exceed The Belfort’s cumulative GAAP net income of $11,459 since acquisition, mainly because net income is reduced by non-cash depreciation. Accordingly, on a GAAP basis, a portion of distributions paid to date represents a return of members’ capital. The federal income tax character of distributions (ordinary dividend, capital gain or return of capital) is determined annually based on each Series’ earnings and profits and is reported to members on Form 1099-DIV.

No distributions were declared or paid by the other four Series, which have not closed their offerings.

Redemptions

The Manager may, in its sole discretion, cause a Series to repurchase membership interests from members who wish to withdraw, subject to the Series having sufficient available cash. No redemption may be made that would leave a Series unable to pay its obligations as they come due. There were no redemptions of membership interests during the six months ended June 30, 2026 or the year ended December 31, 2025. Investments in a Series should be considered illiquid.

Plan of Operations

Our objective is to hold each Series property for a period of five to seven years and operate it as a rental unit. During this period, we intend to distribute any surplus cash, referred to as Free Cash Flow, to the holders of the Series property interests. The decision to sell or retain a property after this period will be made with careful consideration of factors such as economic conditions, property value trends, and existing lease agreements. Depending on these factors, the Manager may elect to sell a property prior to the five-year mark or retain it for longer than seven years.

Our Policies for Tenant Selection

The Manager intends to seek out tenants who are financially responsible and capable of paying rent. The Manager shall conduct due diligence on prospective tenant applicants by (a) verifying income, (b) running credit checks, (c) performing criminal background checks, and/or (d) requesting references from previous landlords. While the Manager does not have specific standards for these items, the Manager will use such screening methods to determine whether a potential lessee is financially responsible.

Outlook and Recent Trends

Our operational performance in 2026 is influenced by various factors, including financial market conditions and the broader economic and political environment in the United States. Uncertainties related to global and domestic economic developments, such as political developments, regulatory changes, interest rate fluctuations, and credit spreads, may affect the value of our Series properties, our ability to acquire and manage single-family rentals, and the success of both current and future offerings.

Following the Federal Reserve’s significant monetary policy tightening during 2022 and 2023, monetary policy shifted toward easing, with reductions in the federal funds rate during 2024 and 2025. As of June 30, 2026, the Federal Open Market Committee had maintained the target range for the federal funds rate at 3.50% to 3.75%. At its June 2026 meeting, the Federal Reserve noted that economic activity continued to expand at a solid pace while inflation remained elevated relative to its 2% objective. The Federal Reserve’s June 2026 Summary of Economic Projections reflected a median projected federal funds rate of 3.8% at year-end 2026.

Risks related to persistent inflation, geopolitical instability, and ongoing regulatory uncertainty could continue to adversely affect growth and the values of our Real Estate Investments. Interest rates remain higher than pre-pandemic levels, and while the intense fluctuations of prior years have calmed, riskier property types continue to encounter wider spreads and more cautious lending terms. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. These circumstances may also materially impact the cost and ability of our Manager to acquire new investments with attractive risk/reward opportunities.

As a protective measure against interest rate fluctuations and regulatory uncertainty, each Series intends to use no debt, or only a minimal amount, once its offering has closed. Before an offering closes, the Manager finances the purchase of the Series property on a short-term basis through a related-party bridge note or advance. This financing is intended to be repaid in full from the net proceeds of the Series offering, after which the Series would hold its property with little or no leverage. As of June 30, 2026, only The Belfort had closed its offering, and it has no debt. The other four Series remain fully financed by the Manager until their offerings close (see “Liquidity and Capital Resources”). If a Series’ offering does not raise enough to repay its bridge financing, the Manager may extend the financing, or the Series may obtain third-party financing, which the Offering Circular permits up to a 70% loan-to-value ratio. Keeping leverage low after closing gives the Manager the flexibility to seek long-term, fixed-rate financing later, when terms are more attractive, reducing refinancing and interest rate risk.

Over the near term, management remains cautious. After holding rates steady through the first half of 2026, the Federal Reserve raised the federal funds rate by 0.25% to a range of 3.75%–4.00% on September 16, 2026. It cited inflation that remains elevated, and it expects further tightening this year. Higher rates may put pressure on property values, raise the cost of any third-party financing, and increase the return investors require relative to other income investments. They may also slow home purchases and keep more households renting, which could support demand for single-family rentals. The Manager is focused on keeping the existing Series properties leased at market rents, controlling operating costs, and closing the pending Series offerings so the related-party bridge financing can be repaid. Because each Series intends to hold little or no leverage once its offering closes, and to hold its property for five to seven years, we believe the Series are less exposed than more highly leveraged owners to rising borrowing costs. We intend to be selective in acquiring new properties while interest rates and market conditions remain uncertain.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS (UNAUDITED)

The accompanying unaudited consolidated and consolidating financial statements include the accounts of each Series held and managed by the Company: The Belfort, The Scotlyn, The Monarch, 933 Burlington Avenue and 904 Crimson Wolf Rd. The statements of operations, changes in members’ equity (deficit) and cash flows are presented for the six months ended June 30, 2026 and 2025. The statements of financial condition are presented as of June 30, 2026 and December 31, 2025. The December 31, 2025 statement of financial condition is derived from the Company’s audited consolidated and consolidating financial statements included in its Annual Report on Form 1-K for the year ended December 31, 2025, as audited by DBM McKennon. In the opinion of the Manager, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation. Results for the six months ended June 30, 2026 are not necessarily indicative of results for the full year. As additional Series properties are acquired, the financial statements will continue to present each Series on a consolidating and consolidated basis.

CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF FINANCIAL CONDITION

AS OF JUNE 30, 2026 (unaudited)

	The Belfort	The Scotlyn	The Monarch	933 Burlington Ave	904 Crimson Wolf Rd	Consolidated
Assets:
Current assets:
Cash and cash equivalents	$32,664	$35,080	$11,898	$16,197	$4,521	$100,360
Due from property manager and prepaid expenses	2,549	2,200	2,782	2,563	2,492	12,586
Total current assets	35,213	37,280	14,680	18,760	7,013	112,946
Property held for investment, net	352,082	357,059	210,278	273,703	248,581	1,441,703
Total assets	$387,295	$394,339	$224,958	$292,463	$255,594	$1,554,649
Liabilities and Members’ Equity (Deficit):
Current liabilities:
Accrued expenses	$11,455	$1,278	$66	$784	$3,258	$16,841
Tenant deposits	2,475	2,200	2,175	2,650	2,125	11,625
Due to third party property manager	—	—	935	—	177	1,112
Due to related parties	—	374,702	9,976	12,039	12,262	408,979
Notes payable - related party	—	—	218,706	281,615	255,254	755,575
Total current liabilities	13,930	378,180	231,858	297,088	273,076	1,194,132
Total liabilities	13,930	378,180	231,858	297,088	273,076	1,194,132
Members’ Equity (Deficit):
Members’ capital	409,506	—	—	—	—	409,506
Distributions	(47,600)	—	—	—	—	(47,600)
Retained earnings (deficit)	11,459	16,159	(6,900)	(4,625)	(17,482)	(1,389)
Total members’ equity (deficit)	373,365	16,159	(6,900)	(4,625)	(17,482)	360,517
Total liabilities and members’ equity (deficit)	$387,295	$394,339	$224,958	$292,463	$255,594	$1,554,649

 CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

	The Belfort	The Scotlyn	The Monarch	933 Burlington Ave	904 Crimson Wolf Rd	Consolidated
Assets:
Current assets:
Cash and cash equivalents	$31,264	$25,985	$3,112	$9,620	—	$69,981
Due from property manager and prepaid expenses	2,297	1,763	2,175	2,142	—	8,377
Total current assets	33,561	27,748	5,287	11,762	—	78,358
Property held for investment, net	357,875	362,426	213,404	277,807	251,803	1,463,315
Total assets	$391,436	$390,174	$218,691	$289,569	$251,803	$1,541,673
Liabilities and Members’ Equity (Deficit):
Current liabilities:
Accrued expenses	$10,301	$2,669	—	$1,221	$6,591	$20,782
Tenant deposits	2,475	2,200	2,309	2,250	—	9,234
Due to third party property manager	—	—	935	—	2,179	3,114
Due to related parties	4,951	373,609	4,921	5,703	—	389,184
Notes payable - related party	—	—	218,706	281,615	255,254	755,575
Total current liabilities	17,727	378,478	226,871	290,789	264,024	1,177,889
Total liabilities	17,727	378,478	226,871	290,789	264,024	1,177,889
Members’ Equity (Deficit):
Members’ capital	409,506	—	—	—	—	409,506
Distributions	(42,953)	—	—	—	—	(42,953)
Retained earnings (deficit)	7,156	11,696	(8,180)	(1,220)	(12,221)	(2,769)
Total members’ equity (deficit)	373,709	11,696	(8,180)	(1,220)	(12,221)	363,784
Total liabilities and members’ equity (deficit)	$391,436	$390,174	$218,691	$289,569	$251,803	$1,541,673

CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 (unaudited)

	The Belfort	The Scotlyn	The Monarch	933 Burlington Ave	904 Crimson Wolf Rd	Consolidated
Revenue:
Rental income	$15,150	$15,000	$10,350	$6,922	$9,769	$57,191
Total revenue	$15,150	$15,000	$10,350	$6,922	$9,769	$57,191
Operating expense:
Depreciation	5,794	5,367	3,126	4,104	3,222	21,613
Insurance	501	472	435	441	405	2,254
Property management fee	606	600	510	1,352	456	3,524
Related party expenses	2,108	—	—	407	264	2,779
Property taxes	1,320	1,278	66	612	3,258	6,534
Other operating expenses	1,935	4,933	782	1,818	2,187	11,655
Total operating expenses	12,264	12,650	4,919	8,734	9,792	48,359
Income (loss) from operations	2,886	2,350	5,431	(1,812)	(23)	8,832
Other income	1,417	2,113	770	4,743	505	9,548
Interest expense	—	—	4,921	6,336	5,743	17,000
Net income (loss)	$4,303	$4,463	$1,280	$(3,405)	$(5,261)	$1,380

 CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 (unaudited)

	The Belfort	The Scotlyn	The Monarch	933 Burlington Ave	904 Crimson Wolf Rd	Consolidated
Revenue:
Rental income	$14,850	$13,475	$690	—	—	$29,015
Total revenue	$14,850	$13,475	$690	—	—	$29,015
Operating expense:
Depreciation	5,482	—	—	—	—	5,482
Insurance	626	—	—	—	—	626
Property management fee	594	425	—	—	—	1,019
Related party expenses	2,108	595	85	—	—	2,788
Property taxes	1,109	—	—	—	—	1,109
Other operating expenses	1,934	2,357	6,075	—	—	10,366
Total operating expenses	11,853	3,377	6,160	—	—	21,390
Income (loss) from operations	2,997	10,098	(5,470)	—	—	7,625
Other income	1,657	2,492	—	—	—	4,149
Interest expense	—	—	—	—	—	—
Net income (loss)	$4,654	$12,590	$(5,470)	—	—	$11,774

CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 (unaudited)

	The Belfort	The Scotlyn	The Monarch	933 Burlington Ave	904 Crimson Wolf Rd	Consolidated
Balance at January 1, 2026	$373,709	$11,696	$(8,180)	$(1,220)	$(12,221)	$363,784
Issuance of membership units	—	—	—	—	—	—
Offering costs	—	—	—	—	—	—
Distributions	(4,647)	—	—	—	—	(4,647)
Net income (loss)	4,303	4,463	1,280	(3,405)	(5,261)	1,380
Balance at June 30, 2026	$373,365	$16,159	$(6,900)	$(4,625)	$(17,482)	$360,517

CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 (unaudited)

	The Belfort	The Scotlyn	The Monarch	933 Burlington Ave	904 Crimson Wolf Rd	Consolidated
Balance at January 1, 2025	$392,871	—	—	—	—	$392,871
Issuance of membership units	—	—	—	—	—	—
Offering costs	—	—	—	—	—	—
Distributions	(10,331)	—	—	—	—	(10,331)
Net income (loss)	4,654	12,590	(5,470)	—	—	11,774
Balance at June 30, 2025	$387,194	$12,590	$(5,470)	—	—	$394,314

CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 (unaudited)

	The Belfort	The Scotlyn	The Monarch	933 Burlington Ave	904 Crimson Wolf Rd	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,303	$4,463	$1,280	$(3,405)	$(5,261)	$1,380
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,794	5,367	3,126	4,104	3,222	21,613
Changes in operating assets and liabilities:
Due from property manager and prepaid expenses	(253)	(437)	(607)	(421)	(2,492)	(4,210)
Due from related parties	—	—	—	—	—	—
Accrued expenses	1,154	(1,391)	66	(437)	(3,333)	(3,941)
Tenant deposits	—	—	(134)	400	2,125	2,391
Due to third party property manager	—	—	—	—	(2,002)	(2,002)
Accrued interest - related party	—	—	4,921	6,336	5,743	17,000
Net cash provided by (used in) operating activities	10,998	8,002	8,652	6,577	(1,998)	32,231
CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for property	—	—	—	—	—	—
Net cash used in investing activities	—	—	—	—	—	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from (repayments to) related party	(4,951)	1,093	134	—	6,519	2,795
Proceeds from notes payable - related party	—	—	—	—	—	—
Issuance of membership units	—	—	—	—	—	—
Offering costs	—	—	—	—	—	—
Distributions	(4,647)	—	—	—	—	(4,647)
Net cash provided by (used in) financing activities	(9,598)	1,093	134	—	6,519	(1,852)
Net change in cash	1,400	9,095	8,786	6,577	4,521	30,379
Cash at beginning of the period	31,264	25,985	3,112	9,620	—	69,981
Cash at end of the period	$32,664	$35,080	$11,898	$16,197	$4,521	$100,360

CONCREIT SERIES LLC

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 (unaudited)

	The Belfort	The Scotlyn	The Monarch	933 Burlington Ave	904 Crimson Wolf Rd	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,654	$12,590	$(5,470)	—	—	$11,774
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,482	—	—	—	—	5,482
Changes in operating assets and liabilities:
Due from property manager and prepaid expenses	(9,480)	(8,326)	3,210	—	—	(14,596)
Due from related parties	(1,071)	(363)	—	—	—	(1,434)
Accrued expenses	508	—	85	—	—	593
Tenant deposits	—	2,200	2,175	—	—	4,375
Due to third party property manager	—	—	—	—	—	—
Accrued interest - related party	—	—	—	—	—	—
Net cash provided by (used in) operating activities	93	6,101	—	—	—	6,194
CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for property	—	—	—	—	—	—
Net cash used in investing activities	—	—	—	—	—	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from (repayments to) related party	2,108	—	—	—	—	2,108
Proceeds from notes payable - related party	—	—	—	—	—	—
Issuance of membership units	—	—	—	—	—	—
Offering costs	—	—	—	—	—	—
Distributions	(10,331)	—	—	—	—	(10,331)
Net cash provided by (used in) financing activities	(8,223)	—	—	—	—	(8,223)
Net change in cash	(8,130)	6,101	—	—	—	(2,029)
Cash at beginning of the period	29,173	—	—	—	—	29,173
Cash at end of the period	$21,043	$6,101	—	—	—	$27,144
Supplemental disclosure of non-cash investing and financing activities:
Series property acquired with advances from the Manager	—	$368,990	$215,000	—	—	$583,990

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Concreit Series LLC was formed June 7, 2023 in Delaware as a Delaware Series Limited Liability Company, and together with all its series (collectively, “Concreit”) is located at 1201 3rd Ave., Suite 2200, Seattle, Washington 98101. Concreit is organized as a series limited liability company and intends to conduct a Series Offering of membership interests to acquire, manage, value-add, develop, construct, lease, and/or sell real properties located throughout the United States. Concreit will be managed by Concreit Inc., “the Manager”, a Delaware corporation.

Concreit is organized as a series limited liability company and intends to conduct a series offering of membership interests in each applicable series. Each individual series will acquire a specific property prior to the offering. The series will offer and sell membership interests pursuant to a supplement to the Offering Circular.

Series Properties Held

The following list represents each Series of Concreit Series LLC and the wholly owned limited liability company (“LLC”) for each Series. Each LLC was used to acquire the Series’ single-family rental property. The list also includes the date each Series was formed and the date the Series’ LLC acquired the property.

Name of the wholly-owned subsidiary of the Series	Series Property Address	Formation Date	Acquisition Date
Concreit Series LLC 7260 Scotlyn Way	7260 Scotlyn Way White House TN	12/11/2023	06/25/2024
Concreit Series LLC 7280 Scotlyn Way	7280 Scotlyn Way White House TN	11/19/2024	01/01/2025
Concreit Series LLC 9308 S.W.	9308 S.W. 20th Street Oklahoma City, OK	02/05/2025	02/19/2025
Concreit Series LLC 933 Burlington	933 Burlington Avenue Fort Worth TX	05/30/2025	06/20/2025
Concreit Series LLC 904 Crimson	904 Crimson Wolf Rd Fort Worth TX	05/30/2025	06/20/2025

The Company offers membership interests in each Series under an offering statement on Form 1-A, which was qualified by the Securities and Exchange Commission under Tier 2 of Regulation A on November 5, 2024 and most recently amended on May 6, 2025. Interests are offered on a best-efforts, continuous basis at $10.00 per interest, up to a maximum aggregate of $75,000,000 in any 12-month period. The Company may pause acceptance of subscriptions from time to time to process and settle subscriptions it has received.

The proceeds received in a Series Offering will be applied in the following order of priority of payment:

1.	Property Acquisition Cost - the actual cost of the Series Property that is paid to the Property seller.

2.	Offering Expenses - includes legal, accounting, escrow, underwriting, filing, and compliance costs related to a Series Offering.

3.	Acquisition Expenses - includes all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, appraisal, development, and acquisition of the Series Property. Each Series will be responsible for its acquisition expenses which it will pay out of the proceeds of its Series Offering.

Going Concern / Management’s Plans – The accompanying financial statements have been prepared assuming the Series will continue as going concerns. This contemplates realizing assets and satisfying liabilities in the normal course of business.

The Series have generated positive cash flow from operations: net cash provided by operating activities was $32,231 for the six months ended June 30, 2026. However, the Series other than The Belfort were acquired using financing provided by the Manager. That financing is to be repaid from the proceeds of each Series offering, and those offerings have not yet closed. As of June 30, 2026:

●	Series 9308 SW 20th Street, 933 Burlington Avenue and 904 Crimson Wolf Rd had related-party bridge notes payable to the Manager of $755,575, plus accrued interest of $27,624, all due within one year after the date these financial statements are available to be issued. The Monarch’s note of $218,706, originally due September 1, 2026, was extended to September 1, 2027 (see Note 8). The notes of 933 Burlington Avenue and 904 Crimson Wolf Rd, totaling $536,869, mature on December 20, 2026.

●	Series 7280 Scotlyn Way owed the Manager $374,702 under a non-interest-bearing advance with no fixed repayment terms. That advance funded the purchase of its property.

●	The Series had current liabilities of $1,194,132 and current assets of $112,946, a working capital deficit of $1,081,186.

The Series’ cash and expected operating cash flows are not enough to repay these obligations when due. These conditions raise substantial doubt about the Series’ ability to continue as going concerns within one year after the date the financial statements are available to be issued.

Management’s plans to address these conditions include:

●	raising capital through the Series offerings and using the net proceeds to repay the Manager’s financing;

●	extending the maturities of the bridge notes with the Manager (on September 1, 2026, the Manager extended the Monarch note to September 1, 2027; see Note 8);’.

●	converting unpaid bridge note balances into membership interests of the applicable Series, as permitted under the terms described in the Offering Circular;

●	obtaining third-party mortgage financing, up to the leverage limits described in the Offering Circular.

The Manager has indicated that it does not intend to demand repayment of the Scotlyn advance before the close of that Series’ offering. However, the Manager is not contractually obligated to extend the notes or to provide additional financing, and there can be no assurance that offering proceeds or third-party financing will be available in sufficient amounts or on acceptable terms. Accordingly, management has concluded that its plans do not alleviate the substantial doubt. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting – Concreit maintains its accounting records under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – Concreit considers all short-term, highly liquid unrestricted investments with original maturities of three months or less when purchased to be cash equivalents. As of June 30, 2026, cash and cash equivalents totaled $100,360.

Segment Reporting Policy – On January 1, 2024, the Company adopted Accounting Standards Update 2023-07 – Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280.

The Company’s Chief Executive Officer serves as the Chief Operating Decision Maker (“CODM”) and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting. The Company’s operations consist of acquiring, owning, and leasing single-family residential rental properties through its Series, all of which are managed centrally by the Manager.

The CODM assesses financial performance based on rental revenue, net income (loss), and significant operating expenses (including depreciation, property management fees, property taxes, insurance, and interest expense), as reported in the consolidated statements of operations.

Fair Value of Financial Instruments – Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 825, Financial Instruments, requires disclosure of fair value information about financial instruments. Management believes the fair value of financial instruments approximates their carrying amounts. The carrying value of cash and cash equivalents and certain other liabilities approximate their estimated fair values due to the short-term nature of these instruments.

Concentrations of Credit Risk – Financial instruments which potentially subject Concreit to concentrations of credit risk consist primarily of cash deposits and tenant receivables. Concreit has not experienced any losses on its bank deposit accounts, and believes it is not exposed to any significant credit risk on its accounts. Concreit has a limited operating history. The prior performance of the Manager or its affiliated entities do not predict future results for Concreit. Therefore, no assurance can be given that Concreit will achieve its investment objectives.

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, Concreit evaluates its estimates, including those related to the useful lives of real estate assets, impairment of real estate, and contingencies. Concreit bases its estimates on historical experience and on various assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual results could differ from those estimates.

Risks and Uncertainties – Real estate assets are subject to risks and uncertainties due to real estate market volatility, interest rate volatility, and credit risk. Due to the level of such risks and uncertainties, it is at least reasonably possible that changes in the values of the real estate assets will occur in the near term, and that such changes could materially affect the amounts reported in the balance sheet, statement of income and changes in members’ equity.

Real Estate Held for Investment – Real estate assets are stated at depreciated cost, less any impairment. Major replacements and betterments are capitalized and depreciated over their estimated useful lives; repairs and maintenance are expensed as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets: buildings – 27.5 years; building improvements – 5 to 15 years, or the remaining useful life of the related building if shorter; and furniture, fixtures and appliances – 5 years.

The Company evaluates the recoverability of the carrying value of its real estate assets in accordance with ASC Topic 360, Property, Plant and Equipment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors considered include significant declines in property operating profits, recurring operating losses, and other significant adverse changes in market conditions. A real estate asset held for investment is not considered impaired if the undiscounted estimated cash flows from the asset over its expected holding period, including estimated proceeds from its eventual sale, exceed its carrying value. If an asset is impaired, its carrying value is reduced to estimated fair value and an impairment loss is recognized. No impairment was recorded for the six months ended June 30, 2026 or 2025.

Real Estate Held for Sale – Real estate assets are classified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale in its present condition, and the sale is probable and expected to be completed within one year. Real estate assets held for sale are carried at the lower of depreciated cost or fair value less estimated costs to sell. Depreciation ceases at the time of classification as held for sale. If the carrying value of an asset classified as held for sale exceeds its fair value less estimated costs to sell, the excess is recognized as an impairment loss. Subsequent changes in fair value less estimated costs to sell are recognized in the period incurred, but shall not exceed the cumulative loss previously recognized. Real estate assets held for sale are presented separately in the consolidated balance sheets; no properties met these criteria as of June 30, 2026 or December 31, 2025.

Revenue Recognition – Concreit adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. Concreit determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration each Series expects to be entitled to in exchange for those goods or services. As a practical expedient, a Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Series operate rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Income Taxes – Concreit Series LLC is a Delaware series limited liability company. Each Series is intended to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, beginning with the taxable year after its offering closes.

Series 7260 Scotlyn Way (The Belfort) elected to be taxed as a REIT beginning with its taxable year ended December 31, 2024, and files Form 1120-REIT. As a REIT, The Belfort generally is not subject to federal corporate income tax on taxable income it distributes to its members, provided it distributes at least 90% of its REIT taxable income each year and meets the other requirements for REIT qualification. The Belfort’s distributions have exceeded its taxable income, and management believes The Belfort has continued to qualify as a REIT. Accordingly, no provision for federal income taxes has been recorded for The Belfort.

Until its offering closes, each of Series 7280 Scotlyn Way, 9308 SW 20th Street, 933 Burlington Avenue and 904 Crimson Wolf Rd is wholly owned by the Manager and is disregarded as an entity separate from the Manager for federal income tax purposes. Its taxable income or loss is included in the Manager’s income tax return, so no provision for income taxes has been recorded for these Series.

The Series may be subject to state and local franchise, excise or income taxes in the states where their properties are located. These taxes were not material for the periods presented.

The Company has evaluated its tax positions under ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of June 30, 2026.

Recent Accounting Pronouncements – Under Section 107 of the JOBS Act, Concreit is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Manager has elected to use this extended transition period for new or revised accounting standards that have different effective dates for public and private companies. The election applies until the earlier of the date on which the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period. As a result, these consolidated financial statements may not be comparable to those of companies that adopt accounting standard updates on the public business entity effective dates.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standards Updates (“ASUs”) to amend the authoritative literature in the Accounting Standards Codification. Except as described below, Concreit believes the ASUs issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to Concreit, or (iv) are not expected to have a significant impact on the financial statements.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. In December 2023, the FASB issued ASU 2023-09. It requires additional disaggregation of the income tax rate reconciliation and of income taxes paid by jurisdiction. For entities other than public business entities, the ASU is effective for annual periods beginning after December 15, 2025. The Company will adopt it for the year ending December 31, 2026. Because each Series is intended to qualify as a REIT, or is disregarded for federal income tax purposes before its offering closes, the Company does not expect the adoption to have a material impact on its financial statement disclosures.

ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). In November 2024, the FASB issued ASU 2024-03, as clarified by ASU 2025-01. It requires disclosure in the notes of specified categories of expenses included in relevant income statement captions, such as employee compensation, depreciation, and intangible asset amortization. The ASU is effective for annual periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its financial statement disclosures.

NOTE 3 – SERIES PROPERTIES AND EQUIPMENT

These Financial Statements only include reporting on the financial condition and results of operations as of June 30, 2026 for the Series listed below.

Series	Building	Land	Property Improvements	Totals	Less: Accumulated Depreciation	Property and equipment, net
7260 Scotlyn	$318,645	$62,405	—	$381,050	$28,968	$352,082
7280 Scotlyn	314,810	59,064	—	373,874	16,815	357,059
9308 SW	174,965	43,741	—	218,706	8,428	210,278
933 Burlington	209,427	72,188	—	281,615	7,912	273,703
904 Crimson	189,823	65,431	—	255,254	6,673	248,581
Total	$1,207,670	$302,829	—	$1,510,499	$68,796	$1,441,703

For the six months ended June 30, 2026 and 2025, depreciation expense was $21,613 and $5,482, respectively.

NOTE 4 – BRIDGE NOTE FINANCING, RELATED PARTY

The Company has obtained bridge financing from Concreit Inc., the Manager. A summary of the bridge financing for each Series as of June 30, 2026, is as follows:

Series	Lender	Lender Address	Bridge Note Financing, Related Party	Maturity Date	Interest Rate
9308 SW	Concreit Inc.	1201 3rd Ave Ste 2200, Seattle	$218,706	09/01/2026(1)	4.5%
933 Burlington	Concreit Inc.	1201 3rd Ave Ste 2200, Seattle	281,615	12/20/2026	4.5%
904 Crimson	Concreit Inc.	1201 3rd Ave Ste 2200, Seattle	255,254	12/20/2026	4.5%
Total			$755,575

(1) Extended to September 1, 2027; see Note 8.

The Company has obtained notes payable from Concreit Inc., the Manager, that are secured by the respective Series’ properties. The notes bear interest at 4.5% per annum, payable only at maturity or repayment together with all accrued interest, and may be prepaid without penalty. On September 1, 2026, the Manager and Series 9308 SW 20th Street agreed to extend the maturity of that Series’ note from September 1, 2026 to September 1, 2027, on otherwise unchanged terms. No principal or accrued interest was paid in connection with the extension. The notes of Series 933 Burlington Avenue and 904 Crimson Wolf Rd mature on December 20, 2026. As of June 30, 2026, all of the notes had a contractual maturity within twelve months and are therefore classified as current liabilities in the consolidated and consolidating statements of financial condition. See Note 8.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Series are not currently involved in, and do not know of, any pending or threatened litigation.

NOTE 6 – RELATED PARTY TRANSACTIONS

Concreit Inc. is the Manager of Concreit. Mr. Hsieh is the president and CEO of Concreit Inc.

Property purchased from the Manager - Concreit Inc., as manager of Concreit Series LLC, engaged in a related party transaction by purchasing a residential property and transferring it at cost to a designated Series LLC. The transaction, executed without markup to align with investor interests, ensuring compliance with SEC disclosure rules for material transactions between affiliated entities. This transfer reflects standard practice for the company’s asset acquisition process, maintaining fiduciary duty through cost-basis pricing and transparent governance protocols.

Due to Related Party – The Series enter into transactions with the Manager and its affiliates in the normal course of operating and financing activities. As of June 30, 2026 and December 31, 2025, the Series owed the Manager $1,164,554 and $1,144,759, respectively, consisting of the following:

	June 30, 2026	December 31, 2025
Bridge notes payable (Note 4)	$755,575	$755,575
Accrued interest on bridge notes	27,624	10,624
Advance – Series 7280 Scotlyn Way	374,702	373,609
Other working-capital advances	6,653	4,951
Total due to the Manager	$1,164,554	$1,144,759

Bridge notes. The bridge notes bear interest at 4.5% per annum, payable at maturity, and are secured by the respective Series properties (see Note 4). Interest expense on the bridge notes was $17,000 and $0 for the six months ended June 30, 2026 and 2025, respectively, all of which had accrued and was unpaid as of June 30, 2026.

Series 7280 Scotlyn Way advance. The Manager funded the purchase of the 7280 Scotlyn Way property on January 1, 2025, and certain subsequent operating costs, through a non-interest-bearing advance. The advance is unsecured, has no fixed repayment date, and is expected to be repaid from the net proceeds of the Series offering. Because the advance is between the Series and its managing member, no interest has been imputed.

Other advances. The Manager also makes short-term, non-interest-bearing advances to the Series for working capital. Advances totaled $6,653 at June 30, 2026 (Series 904 Crimson Wolf Rd $6,519; Series 9308 SW 20th Street $134) and have no defined repayment terms. Net advances from the Manager were $2,795 and $2,108 for the six months ended June 30, 2026 and 2025, respectively. In addition, during the six months ended June 30, 2025, the Manager funded the purchase of the 7280 Scotlyn Way and 9308 SW 20th Street properties directly, which was a non-cash transaction.

Related party expenses. Related party expenses for the six months ended June 30, 2026 were $2,779. They consist of the asset management fee charged to Series 7260 Scotlyn Way ($2,108; see “Management Compensation” below) and reimbursements to the Manager for insurance, utilities, property costs, or property taxes paid on behalf of Series 933 Burlington Avenue ($407) and Series 904 Crimson Wolf Rd ($264).

The following is a summary of significant items of compensation that Concreit Inc. realizes from Concreit:

Asset Management Fee – The Manager shall earn an asset management fee equal to an annualized rate of 1% of the capital contributions to the Series. The Asset Management Fee shall be paid out of the net operating income of the Series. Any leverage that is utilized in the Series to acquire Property or otherwise shall not be included in calculating the Asset Management Fee for the Series.

Property Management Fee and Real Estate Commissions - The Manager and/or affiliates will receive compensation for its management services, which may include property management fees and real estate commissions as further described below. The Manager reserves the right to waive, assign, and/or defer any fees or reimbursements due to the Manager, in its sole discretion.

Series Property Management Fee - The Manager may retain the services of a third-party property manager who shall be entitled to receive a monthly property management fee for managing a Series’ Property (“Property Management Fee”). The Property Management Fee shall generally be equal to an annualized rate of Eight Percent (8%) of the monthly gross rents received from the Series Property and calculated as an expense within each Series. To the extent that the third-party property manager is paid a fee less than the Eight Percent (8%) charged to a Series, the Manager will receive the difference as income. The Property Management Fee will be negotiated with a local property manager on a case-by-case and arms’ length basis. Notwithstanding the foregoing, the Manager or its Affiliate may manage the Properties itself, at the Manager’s discretion. In certain circumstances the nature of the property management needs may be different from one Series Property to another, such as a Series property being operated a short-term rental, and in these cases the property management fee will be set at a rate that is negotiated with a third- party property manager, which generally ranges anywhere from twenty to forty percent (20% - 40%) of the monthly gross rents received.

Construction Management Fee - The Manager may receive a construction management fee for acting as the general contractor and/or construction manager to construct improvements, supervise and coordinate the project, or provide major repairs or rehabilitations on a property. The Construction Management Fee will depend on the Property and shall generally range from 5% to 15% of the construction cost spent on such Property, including, without limitation, materials and labor expenses, professional fees, and other fees, costs, or expenses, less the purchase price of the Property.

Property Disposition Fee - The Manager may retain the services of an affiliate or a third-party real estate broker to sell a property, and such affiliate or third-party real estate broker shall receive fees at rates customarily charged for similar services by companies engaged in the same or substantially similar activities in the relevant geographical area. Each Series will be charged a “Property Disposition Fee” that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. Such Property Disposition Fees are currently anticipated to range between 6% and 7% of the sale price and shall be considered an expense of the Series. The actual amount of real estate commissions cannot be determined at this time, as these commissions are dependent upon the value of each Series Property.

Offering Expenses and Acquisition Expenses - Each Series will generally be responsible for certain fees, costs and expenses incurred in connection with the offer and sale of membership interests associated with the particular Series. Each Series Offering will reimburse the Manager for Offering Expenses actually incurred by the Manager on behalf of a Series, in accordance with the Allocation Policy and as determined by the Manager in its reasonable discretion (and excludes ongoing costs). Each Series will be responsible for all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, and acquisition of the Series Property incurred prior to the Series’ Closing, including real estate commissions, appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees, and interest, as applicable. Each Series will reimburse the Manager for Acquisition Expenses actually incurred by the Manager on behalf of a Series in accordance with the Allocation Policy and as determined by the Manager in its reasonable discretion. The Acquisition Expenses will be payable from the proceeds of each Series Offering and each Series shall reimburse the Manager for any such Acquisition Expenses advanced by the Manager.

Management Compensation – The following table summarizes fees and interest charged to the Series by the Manager for the six months ended June 30, 2026 and 2025. No sourcing fees or offering and acquisition expense reimbursements were charged in either period because no Series offering closed. Interest on bridge notes was accrued and unpaid as of June 30, 2026 (see Notes 4 and 6).

Series	Asset management fee	Sourcing fees	Offering and acquisition expense reimbursements	Interest on bridge notes	Total
Six months ended June 30, 2026
7260 Scotlyn	$2,108	$—	$—	$—	$2,108
7280 Scotlyn	—	—	—	—	—
9308 SW	—	—	—	4,921	4,921
933 Burlington	—	—	—	6,336	6,336
904 Crimson	—	—	—	5,743	5,743
Total	$2,108	$—	$—	$17,000	$19,108
Six months ended June 30, 2025
7260 Scotlyn	$2,108	$—	$—	$—	$2,108
7280 Scotlyn	—	—	—	—	—
9308 SW	—	—	—	—	—
933 Burlington	—	—	—	—	—
904 Crimson	—	—	—	—	—
Total	$2,108	$—	$—	$—	$2,108

NOTE 7 – MEMBERS’ EQUITY (DEFICIT)

Each Series is managed by Concreit Inc., a Delaware corporation and managing member of the Series. The Manager is authorized to create and issue membership interest as necessary without amendment to the Series operating agreement up to $75,000,000. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as a management team and appropriate support personnel to the Series.

The Manager will be responsible for directing the management of Series’ business and affairs, and implementing the Series’ investment strategy. The Manager has unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distribution or determine that no distributions shall be made, in its sole discretion.

Profits and losses shall be allocated to holders of membership interest in a Series in proportion to their respective ownership of issued membership interests.

Membership Interests – As of June 30, 2026, Series 7260 Scotlyn had closed on its public offering for gross proceeds of $421,700. The remaining Series have not yet closed on their respective offerings. The following table outlines each Series:

Series	# of Shares Issued	Gross proceeds from the issuance of membership interests	Issuance expense (0.90%)	Offering expense (2%)
7260 Scotlyn	42,170	$421,700	$3,795	$8,399
7280 Scotlyn	—	—	—	—
9308 SW	—	—	—	—
933 Burlington	—	—	—	—
904 Crimson	—	—	—	—
Total	42,170	$421,700	$3,795	$8,399

In connection with the purchase of a property, each Series incurred brokerage fees of 0.90% of gross proceeds, which is typically paid directly to the broker as a deduction from gross proceeds. Additionally, the Manager received the following reimbursements, deducted from the gross proceeds of the offering. For the six months ended June 30, 2026 and 2025, the following were reimbursements and fees paid to the Manager:

●	Acquisition Expenses: Acquisition expenses are typically 1.2% of gross offering proceeds and are reimbursed to the Manager from the proceeds of a Series offering when it closes. Acquisition expense reimbursements were $0 for each of the six months ended June 30, 2026 and 2025, because no Series offering closed during those periods.

●	Sourcing Fees: Sourcing fees are up to 3% of gross offering proceeds and are paid to the Manager from the proceeds of a Series offering when it closes. Sourcing fees were $0 for each of the six months ended June 30, 2026 and 2025, because no Series offering closed during those periods.

Cash Distributions – There are two general categories of income derived from a Series:

1.	Periodic Cash Flow – This is income that is generally made on a periodic basis with a certain frequency. An example of Periodic Cash Flow may be rental income from a property, and/or other periodic cash flow generated from a property.

2.	Capital Transaction Proceeds - These are transaction-based income derived from a property. Transaction-based income includes, without limitation, the sale, refinance, and/or disposition of a property. In the event of uncertainty or ambiguity as to whether a source of income is categorized as Periodic Cash Flow or Capital Transaction Proceeds, the Manager shall have the sole and absolute discretion to determine such a category. The manner in which income is distributed from a Series will depend on the source of income.

For the six months ended June 30, 2026 and 2025, Series 7260 Scotlyn Way (The Belfort) paid distributions to its members of $4,647 and $10,331, respectively. These were recognized as a reduction of members’ capital. No other Series paid distributions during either period. Cumulative distributions paid by The Belfort since its offering closed totaled $47,600 as of June 30, 2026.

Redemptions – There is no guarantee that the Series will have sufficient funds to cause the redemption of any membership interests. Therefore, any investment in a Series should be considered illiquid.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, the Company evaluated subsequent events through September 25, 2026, the date these financial statements were available to be issued. Other than the events described below, no subsequent events required recognition or disclosure in the financial statements.

Extension of bridge note – Series 9308 SW 20th Street. On September 1, 2026, the Manager and Series 9308 SW 20th Street agreed to extend the maturity of that Series’ $218,706 bridge note from September 1, 2026 to September 1, 2027. All other terms are unchanged, including interest at 4.5% per annum payable at maturity. No principal or accrued interest was paid in connection with the extension.

Upcoming maturities. The bridge notes of Series 933 Burlington Avenue ($281,615) and Series 904 Crimson Wolf Rd ($255,254) mature on December 20, 2026. Management’s plans for these maturities are described under “Going Concern / Management’s Plans” in Note 1.

Distributions. On July 15, 2026, the Manager declared a distribution of $4,668 for Series 7260 Scotlyn Way for the quarter ended June 30, 2026, which was paid on July 24, 2026.

Offering activity. No Series offering closed, and no membership interests were issued, after June 30, 2026.

ITEM 4. EXHIBITS

Exhibit No.	Description

2*	Certificate of Formation
2.1*	Membership Agreement
4*	Subscription Agreement
6*	Cultivate Capital Broker-Dealer Agreement

* Previously filed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Seattle, Washington on September 25, 2026.

Concreit Series LLC

By:	Concreit Inc, its Manager
By:	/s/ Sean Hsieh
Name: Sean Hsieh
Title: Sean Hsieh, CEO of Concreit Inc., Manager of
Concreit Series LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Sean Hsieh	Title: Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Series LLC	09/25/2026
/s/Sean Hsieh	Sean Hsieh, Chief Financial Officer of Concreit Series LLC	09/25/2026
/s/Chris Garnett	Chris Garnett, Chief Accounting Officer of Concreit Series LLC	09/25/2026